Exhibit 2.7

WesternZagros Resources Ltd.

Form 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

WesternZagros Resources Ltd.

Suite 600, 440 2nd Avenue S.W.

Calgary, AB T2P 5E9

2.	Date of Material Change

February 11, 2014

3.	News Release

A news release disclosing the material change was issued through Marketwire on February 13, 2014. The news release was also filed on SEDAR.

4.	Summary of Material Change

On February 11, 2014, WesternZagros Resources Ltd. (“WesternZagros” or the “Company”) accepted a letter, dated February 10, 2014, prepared by Sproule International Limited (“Sproule”) which reported the findings of an independent audit confirming the Company’s internally prepared revised contingent and prospective resource assessment for the Oligocene reservoir in the Kurdamir Structure, Kurdamir Block as at February 10, 2014 (the “Sproule Audit Letter”). The Sproule Audit Letter was prepared using the guidelines outlined in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).

5.	Full Description of Material Change

The Company has conducted further analysis of the Kurdamir Structure based on new information obtained from the drilling of the Kurdamir-3 appraisal well and interpretation of the 3D seismic data. As a result of this analysis, the Company has revised its contingent and prospective resource estimates for the Oligocene reservoir in the Kurdamir Block. For the Oligocene reservoir only, the revised mean estimate of gross unrisked contingent resources (“Mean Contingent Resources”) of 386 million barrels of oil (“MMbbl”) is effectively unchanged from the previous resource assessment as of February 8, 2013 (the “2013 Assessment”) of 390 MMbbl of oil. On a barrels of oil equivalent (“MMBOE”) basis, the Mean Contingent Resources estimate is 750 MMBOE versus 717 MMBOE from the 2013 Assessment, which represents an increase of 5 percent. This is largely due to the increase in the size of the gas cap resulting from an increase in gross rock volume from the use of the new 3D seismic.

Although the revised assessment only affects the Oligocene reservoir, the Mean Contingent Resources estimate for the combined Oligocene and Eocene is now 541 MMbbl of oil, down from 545 MMbbl in the 2013 Assessment. This is a reduction of less than one percent.

The revised mean estimate of gross unrisked prospective resources (“Mean Prospective Resources”) for the Oligocene reservoir in the Kurdamir Block is now 1,084 MMbbl of oil. This is a minimal increase from the 2013 Assessment of 1,077 MMbbl of oil.

As a result of this increase in the estimate for the Oligocene reservoir, the total Mean Prospective Resources for the Oligocene, Eocene and Cretaceous reservoirs in the Kurdamir structure have increased slightly to 1,321 MMbbl of oil (1,616 MMBOE when gas and condensate are added).

There have been no changes to the resource estimates for either the Eocene or the Cretaceous reservoirs and these remain as previously assessed in the 2013 Assessment, although these reservoirs may be subject to future revision based on the new 3D seismic currently being interpreted.

All of the revised estimates for the Oligocene reservoir were audited by independent reserves evaluator, Sproule International Limited (“Sproule”), as of February 10, 2014. On February 11, 2014, the board of directors of the Company accepted the Sproule Audit Letter.

Tables 1(a) and 1(b), below, provide revised estimates of the gross unrisked recoverable contingent and prospective resources for the Oligocene reservoir of the Kurdamir structure as audited by Sproule as of February 10, 2014. The tables also include the unchanged resource estimates for the Eocene and Cretaceous reservoirs.

Table 1(a) Gross Unrisked Contingent Resources (1),(2) Kurdamir Block Oil, Gas and Condensate Oligocene Reservoir as of Feb 10, 2014 Eocene Reservoir as of Feb 8, 2013				Low Estimate(5)	Best Estimate(6)	High Estimate(7)	Mean Estimate(8)
	Prospect	Reservoir	Hydrocarbon	P90 (1C)	P50 (2C)	P10 (3C)	Mean
			Type	MMbbl/Bcf	MMbbl/Bcf	MMbbl/Bcf	MMbbl/Bcf
	Kurdamir	Tertiary Oligocene	Oil	220	366	576	386
			Solution Gas	211	380	626	404
			Associated Gas(4)	999	1414	1926	1443
			Condensate	34	55	80	56
			MMBOE(9)	456	720	1081	750
	Kurdamir	Tertiary Eocene	Oil	69	138	263	155
			Solution Gas	115	245	480	280
			Associated Gas	90	130	180	130
			Condensate	2	3	5	3
			MMBOE	105	204	378	226
	Kurdamir Total Mean MMbbl Oil Only – Gross Unrisked Contingent Resources						541
	Kurdamir Total Mean MMBOE - Gross Unrisked Contingent Resources						976

Table 1(b) Gross Unrisked Prospective Resources(1) (3) Kurdamir Block Oil, Gas and Condensate Oligocene Reservoir as of Feb 10, 2014 Eocene and Cretaceous Reservoirs as of Feb 8, 2013				Low Estimate(5)	Best Estimate(6)	High Estimate(7)	Mean Estimate(8)
	Prospect	Reservoir	Hydrocarbon	P90	P50	P10	Mean
			Type	MMbbl	MMbbl	MMbbl	MMbbl

	Kurdamir	Tertiary Oligocene	Oil	552	1004	1739	1084
			Solution Gas	549	1033	1838	1129
			MMBOE(9)	644	1176	2045	1272
	Kurdamir	Tertiary Eocene	Oil	31	91	202	107
			Solution Gas	50	160	350	185
			MMBOE	39	118	260	138
	Kurdamir	Cretaceous	Oil	38	108	243	130
			Solution Gas	75	225	525	275
			Associated Gas	65	140	260	155
			Condensate	2	4	8	4
			MMBOE	63	173	382	206
	Kurdamir Total Mean MMbbl Oil Only - Gross Unrisked Prospective Resources						1321
	Kurdamir Total Mean MMBOE - Gross Unrisked Prospective Resources						1616

Notes to Tables 1(a) and 1(b):

1)	The resources presented are the gross volumes estimated for the indicated reservoirs without any adjustments for the Company’s working interest or encumbrances. For a description of the production sharing terms under the PSCs (as defined below), see the Company’s Annual Information Form dated March 22, 2013 (“AIF”) under the heading “PSC Overview and Commitments – Revenue”.
2)	Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingent resources have an associated chance of development (economic, regulatory, market and facility, corporate commitment or political risks). These estimates have not been risked for the chance of development. There is no certainty that the contingent resources will be developed and, if they are developed, there is no certainty as to the timing of such development or that it will be commercially viable to produce any portion of the contingent resources. The Company’s AIF under the heading “Resources Information” contains additional detail on the specific contingencies which prevent the classification of these contingent resources as reserves.
3)

Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery (geological chance of success) and a chance of development (economic, regulatory, market and facility, corporate commitment or political risks). The chance of commerciality is the product of these two risk components. These estimates have not been risked for the chance of discovery or for the chance of development. There is no certainty that any portion of the prospective resources will be discovered. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development or that it will be commercially viable to produce any portion of the prospective resources. Prospective resources are undiscovered resources that indicate development potential in the event the discovery is commercial and should not be construed as reserves or contingent resources.
4)	The gross unrisked contingent resources for gas reflect reductions for condensate recovery, surface losses, and fuel gas.
5)	Low Estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.
6)	Best Estimate is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater of less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.
7)	High Estimate is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.
8)	Mean Estimate is the average from the probabilistic assessment.
9)	Barrels of oil equivalent (BOEs) may be misleading, particularly if used in isolation. A BOE volume conversion ratio of 6 Mcf: 1 bbl has been used and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to gas is significantly different from the energy equivalency of 6:1, this conversion ratio may be misleading as an indication of value.

WesternZagros holds two Production Sharing Contracts (“PSCs”) with the Kurdistan Regional Government (“KRG”) in the Kurdistan Region of Iraq that are both on trend with, and adjacent to, a number of prolific historic oil and gas discoveries. The Kurdamir PSC and Garmian PSC each govern separate contract areas (collectively referred to as the “PSC Lands”). The Garmian contract area (1,780 square kilometres) is operated by WesternZagros. The Kurdamir contract area (340 square kilometres) is operated by Talisman (Block K44) B.V. (“Talisman”) with a 40 percent working interest. WesternZagros holds a 40 percent working interest in both PSCs. The KRG holds a 20 percent working interest in both PSCs. The remaining 40 percent third party participant interest in the Garmian PSC is held by Gazprom Neft Middle East B.V. (“Gazprom Neft”).

The estimates of contingent resources and prospective resources with respect to the Tertiary Oligocene interval in the Kurdamir Block were prepared internally at WesternZagros by a qualified reserves evaluator (as defined in NI 51-101) and audited by Sproule. Sproule carried out its audit in accordance with the current guidelines outlined in the COGE Handbook and in accordance with NI 51-101. Pursuant to the COGE Handbook, an audit is the process whereby an independent qualified reserves auditor carries out procedures designed to allow the independent qualified reserves auditor to provide reasonable assurance that a reporting issuer’s reserves data (or specific parts thereof) have, in all material respects, been determined and presented in accordance with the COGE Handbook and are, therefore, free of material misstatement.

The audit included discussions with WesternZagros personnel regarding the resource assessment process, input parameter distributions and results, the examination of relevant supporting data provided by WesternZagros, an audit of the volumetric parameter distributions, and the development of sufficient probabilistic models to form an opinion regarding the reasonableness of the processes and the results reported by WesternZagros at the play and prospect levels, as appropriate.

Significant Factors Relevant to the Resource Estimates

Risk Associated with the Estimates

Basic reservoir parameters will vary within the reservoir of interest and some of these parameters such as porosity, net hydrocarbon pay thickness and water saturation may affect the volume of hydrocarbon estimated to be present. Additional reservoir parameters such as permeability, the presence or absence of bottom water and the specific mineralogy of the reservoir rock may affect the effectiveness of the recovery process. Recovery of the resources may also be affected by the availability and quality of source water, availability of fuel gas, and well and plant equipment malfunction or failure. There is no certainty that certain mineral interests are not affected by ownership considerations that have not yet come to light. The Company has engaged professional geologists and engineers to evaluate the reservoir and prepare development and depletion plans, however process implementation risk remains. This risk is related to factors such as vertical and areal conformance of the process in the reservoir, operational capacity and reliability of wells and facilities, and the effectiveness of the process in mobilizing oil to the vicinity of the production wells where it can be captured.

Substantial Capital Requirements

WesternZagros’s drilling program on the PSC Lands is still at an early evaluation stage and the specific scope, timing and capital cost of development activities is still uncertain at this time. Additional information to be obtained by further exploration and appraisal drilling and testing will be required to determine the commercial potential and technical feasibility of developing the resources.

WesternZagros anticipates having to make substantial capital expenditures for exploration, development and production of oil and gas reserves. There is no certainty that the Company will be successful in funding any such activities. Prolonged market instability, the outlook regarding oil and gas prices, the political situation in Iraq and availability of markets for production are some factors that will influence the availability of funding. The inability to access sufficient capital, at acceptable terms and within required time frames, could have a material adverse effect on WesternZagros’s financial condition and its ability to develop the resources.

Ability to Execute Programs

It may not always be possible for WesternZagros to execute its exploration and development strategies in the manner in which the Company considers optimal. WesternZagros’s exploration and development programs in Iraq involve the need to obtain approvals from relevant authorities that may require conditions to be satisfied or the exercise of discretion by the relevant authorities. It may not be possible for such conditions to be satisfied and there can be no assurance that the actions of present or future authorities will not materially and adversely affect the Company’s ability to execute its exploration and development programs.

In addition, Talisman is currently operator under the Kurdamir PSC and it is currently expected that Gazprom Neft will become operator under the Garmian PSC. To the extent that the Company is not the operator of its oil and gas properties, it will have limited ability to exercise direction or control over the operation of those properties or their associated costs. The Company’s return on such properties will therefore depend upon a number of factors that may be outside of its control, including the timing and amount of capital expenditures, as well as the operator’s expertise and financial resources, selection of technology and risk management practices.

Production Uncertainties

WesternZagros’s ability to carry out extended well tests and sell early oil production prior to having permanent facilities in place which utilize any associated natural gas from such production will depend upon the discretionary approval of the KRG to do so and, as a result, any such early oil production will be subject to the risk of being shut-in by the KRG if an acceptable solution for the conservation of gas is not forthcoming within a reasonable time frame. The Company is actively pursuing an acceptable gas solution and is currently in discussions with the Minister of Natural Resources of the KRG with respect thereto. Any inability to develop a gas conservation solution which is acceptable to both the Company and the KRG may have a material adverse impact on WesternZagros’s ability to develop the oil resources.

Legislative Issues

No federal Iraq legislation has been agreed to or enacted by the Iraq Council of Ministers (Cabinet) and Council of Representatives (Parliament) to address the future organization of Iraq’s petroleum industry or the sharing of petroleum and other revenues within Iraq. Certain officials of the Government of Iraq have expressed an opinion that the Kurdistan Petroleum Law is invalid. Failure to enact federal legislation (or the enactment of federal legislation contradictory to the Kurdistan Petroleum Law) could materially adversely impact WesternZagros’s interest in the PSCs and the commercial feasibility of development.

Export Uncertainties

WesternZagros’s ability to export production from any potential oil and gas discoveries will depend on its ability to secure transportation. WesternZagros may be affected by deliverability uncertainties related to the proximity of its potential production to pipelines and processing facilities and operational problems affecting such pipelines and facilities as well as potential government regulation relating to price and the export of oil and gas. Currently, the Government of Iraq controls all export oil sales, including those from the KRG. As a result, the proceeds of such sales are received by the Government of Iraq, which in turn and in accordance with an interim agreement, is required to pass on the oil contractors’ entitlements to such proceeds (50% of revenues) to the contractors through the KRG. To date, the Government of Iraq has not passed on the contractors’ full entitlements to export sales proceeds and there is ongoing uncertainty relating to the payment mechanism for export oil.

Lack of Gas Markets and Infrastructure

There is currently no developed market for natural gas in Kurdistan and a limited market in Iraq as a whole, and there is currently very limited infrastructure to enable companies in Kurdistan to sell or export gas. If the necessary infrastructure to sell or export natural gas is not developed in Kurdistan, WesternZagros may not be able to exploit its natural gas resources.

Additional Risks

Additional risks associated with the estimates of the contingent and prospective resources include risks associated with the oil and gas industry generally (ie. operational risks in exploration, development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections related to production; costs and expenses; health, safety, security and environmental risks; and the uncertainty of resource estimates), drilling equipment availability and efficiency, the ability to attract and retain key personnel, the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with dealing with governments and obtaining regulatory approvals, and the risk associated with international activity. These risks and uncertainties are further described in the AIF under the heading “Risk Factors”.

6.	Reliance on subsection 7.1 (2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

Greg Stevenson

Chief Financial Officer

(403) 693-7007

9.	Date of Report

February 13, 2014